1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2008.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date March 17, 2008	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

DISCLOSEABLE AND CONNECTED TRANSACTION
ACQUISITION OF EQUITY INTERESTS IN
FIVE ALUMINUM FABRICATION PLANTS
AND
ONE PRIMARY ALUMINUM PRODUCTION PLANT

The Board hereby announces that the Company will bid in an open tender process at China Beijing Equity Exchange for the transfer of the respective Target Equity Interests in the Target Companies from Chinalco. By reason of the tender conditions, the Board considers that the Company will have a good chance of success in the open tender process. The total consideration for the Transfer will not exceed RMB4,180 million (or approximately HK$4,460 million). If the Company is successful in the bidding, the Acquisition Agreement will be entered into between the Company and Chinalco. The Company expects to pay the purchase price out of its internal resources.

As some of the applicable percentage ratios for the Transfer exceed 5% but are less than 25%, and if the Company is successful in the bidding, the Transfer will constitute a discloseable transaction for the Company under the Hong Kong Listing Rules. Further, as Chinalco is the controlling shareholder of the Company holding, directly and indirectly, approximately 41.78% of the issued share capital of the Company, the Transfer will also constitute a connected transaction for the Company under the Hong Kong Listing Rules and will be subject to the reporting and announcement requirements and approval of the Independent Shareholders requirements at the EGM. Chinalco and its associates will abstain from voting in respect of the resolution for approval of the Transfer at the EGM.

An Independent Board Committee will be established to advise the Independent Shareholders in relation to the transaction contemplated under the Acquisition Agreement and an independent financial advisor will be appointed to advise the Independent Board Committee and the Independent Shareholders in this regard.

A circular containing, among other things, further details of the Transfer, the letter from the Independent Board Committee, the advice of the independent financial advisor to the Independent Board Committee and the Independent Shareholders and the notice of the EGM will be despatched to the Shareholders as soon as practicable.

THE TRANSFER THROUGH CHINA BEIJING EQUITY EXCHANGE

Transferor:	Chinalco, the controlling shareholder of the Company

The proposed Transferee:	The Company

The Company will bid in an open tender process at China Beijing Equity Exchange for the transfer of the respective Target Equity Interests in the Target Companies from Chinalco. By reason of the tender conditions, the Board considers that the Company will have a good chance of success in the open tender process. The proposed selling price for the Target Equity Interests as determined by Chinalco is RMB4,180 million (or approximately HK$4,460 million). The Directors have decided to bid at the selling price of RMB4,180 million (or approximately HK$4,460 million) proposed by Chinalco. The Company has assessed the selling price with reference to (i) the aggregate net asset value attributable to the respective Target Equity Interests in the Target Companies based on their respective unaudited accounts of the five aluminum fabrication plants and the audited accounts of Longxing Aluminum, the primary aluminum plant as at 30 November 2007; and (ii) the current and future earnings and business potential of the Target Companies, provided that the final purchase price shall not exceed RMB4,180 million (or approximately HK$4,460 million). If the Company is successful in the bidding, the final consideration will be determined according to the bidding result and the Acquisition Agreement will be entered into between Chinalco and the Company for the transfer of the respective Target Equity Interests in the Target Companies to the Company. The Company expects to pay the purchase price out of its internal resources.

THE TERMS OF THE PROPOSED ACQUISITION AGREEMENT

If the Company is successful in its bid for the Target Equity Interests, the Company will enter into the Acquisition Agreement with Chinalco and will purchase from Chinalco the Target Equity Interests as a whole. The major terms of the Acquisition Agreement will be as follows:

1.	Consideration

The selling price proposed by Chinalco is RMB4,180 million. The Directors have decided to bid at the selling price of RMB4,180 million (or approximately HK$4,460 million) proposed by Chinalco and have assessed the bidding price based on (i) the aggregate net asset value attributable to the respective Target Equity Interests in the Target Companies based on their respective unaudited accounts of the five aluminum fabrication plants and the audited accounts of Longxing Aluminum, the primary aluminum plant as at 30 November 2007; and (ii) the current and future earnings and business potential of the Target Companies.

2.	Conditions Precedent

The Transfer will be effective subject to satisfaction of the following conditions:

(a)	the due execution of the Acquisition Agreement by the parties;

(b)	the due filing of the valuation report of the Target Equity Interests by Chinalco;

(c)	the consent by the joint venture part(ies) in each of the Target Companies not to exercise their respective pre-emptive rights;

(d)	the Company having obtained the approval by its Independent Shareholders to the Transfer and the transactions under the Acquisition Agreement; and

(e)	final confirmation that the Company is the transferee of the Target Equity Interests through successful bidding in China Beijing Equity Exchange.

3.	Completion

The parties shall jointly endeavor to complete the procedures for the change of shareholders' registration and amend the articles of association of each of the Target Companies within 30 days from the effective date of the Acquisition Agreement.

4.	Payment

Payment of the purchase price shall be made within 5 working days from the effective date of the Acquisition Agreement.

TENDER PROCESS AT CHINA BEIJING EQUITY EXCHANGE

A summary of the tender process at China Beijing Equity Exchange is as follows:

(a)

Chinalco will specify the proposed selling price and the preferential terms of the sale. Such preferential terms require, among other things, that the bidder must be a PRC or overseas listed company with a specified credit rating by an approved credit rating agent and has entered into an agreement with Chinalco with regard to the employees of the Target Companies.

(b)	China Beijing Equity Exchange will specify a date upon which the Target Equity Interests will be openly available for tender.

(c)

Upon the obtaining of the Independent Shareholders' approval at the EGM in relation to the proposed Transfer, the Company will then submit the bidding application to China Beijing Equity Exchange to bid for the Target Equity Interests in the Target Companies from Chinalco. When submitting the tender offer, the Company has to pay a deposit of RMB500 million as evidence of its financial ability by submitting credit proof of RMB4,180 million to China Beijing Equity Exchange.

(d)

After the expiration of the period for Chinalco to list the relevant open tender on China Beijing Equity Exchange (i.e. 13 May 2008), China Beijing Equity Exchange will notify the Company as to whether it has succeeded in the bidding.

(e)	Within 10 working days of the confirmation of the successful bidding by the Company, the Company will enter into the Acquisition Agreement with Chinalco and will pay the purchase price to Chinalco.

China Beijing Equity Exchange is responsible for administering the tender process (including the selection and the finalization of the successful bidder).

The open tender has been announced by China Beijing Equity Exchange. It is the intention of the Company to submit the bidding application to China Beijing Equity Exchange upon the obtaining of the Independent Shareholders' approval at the EGM in relation to the proposed Transfer. Further announcement will be made by the Company upon the announcement of the bidding result by China Beijing Equity Exchange.

Based on the above, the Acquisition Agreement will be entered into by the relevant parties within 10 working days once China Beijing Equity Exchange can confirm with the Company that it has succeeded in the bidding. The Company will pay RMB500 million as deposit of the proposed Transfer to China Beijing Equity Exchange accordingly. As the bidding of the Target Equity Interests is subject to Independent Shareholders' approval, such approval has to be obtained by the Company at the EGM before the Company can enter into the Acquisition Agreement. The Company has applied for a waiver from strict compliance with Rule 14.34 of the Listing Rules in this regard.

The Directors are of the view that (i) this announcement provides sufficient information for the Shareholders to make informed decision; and (ii) the Company is able to comply with the requirements under Rule 2.13 of the Listing Rules despite the fact that the date of the Acquisition Agreement is not able to be disclosed in this announcement.

INFORMATION OF THE TARGET COMPANIES

The Target Companies

The Target Companies comprise five aluminum fabrication plants and one primary aluminum plant. The Target Equity Interests to be bid for by the Company are as follows:

Percentage held (directly and
indirectly) by Chinalco
Aluminum fabrication plants	to be bid for by the Company

Huaxi Aluminum	56.86%
Chinalco Ruimin	75%
CSWA Cold Rolling Co., Ltd. (under construction)	100%
Chinalco SW Aluminum	60%
Henan Aluminum	84.02%

Primary Aluminum Plant

Longxing Aluminum	100%

The Five Aluminum Fabrication Plants

Huaxi Aluminum Company Limited (Chinese Character) ("Huaxi Aluminum")

Huaxi Aluminum is a limited liability company established in the PRC on 11 July 2001. It is located in Sichuan province and is principally engaged in the production and sales of aluminum products and sales of aluminum. The annual aluminum fabrication capacity of Huaxi Aluminum is 16,000 tonnes. For the nine months ended 30 September 2007, the total volume of aluminum fabrication products produced by Huaxi Aluminum was approximately 14,600 tonnes. Chinalco has a 56.86% equity interest in Huaxi Aluminum and the remaining 43.14% is held by China Cinda Asset Management Corporation, which currently holds approximately 6.66% of the issued share capital of the Company.

The following table sets out the unaudited net asset value of Huaxi Aluminum as at 30 November 2007 and its audited net profit before and after taxation for the two financial years ended 31 December 2006 according to the PRC accounting standards.

Unaudited	Audited	Audited
net asset value	net profit	net profit
as at 30 November	before taxation	after taxation
2007	2005	2006	2005	2006
RMB	RMB	RMB	RMB	RMB
(millions)	(millions)	(millions)	(millions)	(millions)

465.24	18.44	21.04	18.44	20.41

Chinalco Ruimin Co., Ltd. (Chinese Character) ("Chinalco Ruimin")

Chinalco Ruimin is a limited liability company established in the PRC on 16 October 1992. It is located in Fujian province and is principally engaged in the fabrication of aluminum, magnesium and other alloys and external trade. The annual aluminum fabrication capacity of Chinalco Ruimin is 120,000 tonnes. For the nine months ended 30 September 2007, the total volume of aluminum fabrication products produced by Chinalco Ruimin was approximately 79,600 tonnes. Chinalco has a 75% equity interest in Chinalco Ruimin and the remaining 25% is held by Fujian Nanping Aluminum Company Limited, an independent third party not connected with the Company or any of its Directors.

The following table sets out the unaudited net asset value of Chinalco Ruimin as at 30 November 2007 and its audited net profit before and after taxation for the two financial years ended 31 December 2006 according to the PRC accounting standards.

Unaudited	Audited	Audited
net asset value	net profit	net profit
as at 30 November	before taxation	after taxation
2007	2005	2006	2005	2006
RMB	RMB	RMB	RMB	RMB
(millions)	(millions)	(millions)	(millions)	(millions)

463.18	11.22	22.09	11.19	22.09

Chinalco Southwest Aluminum Cold Rolling Company Limited (Chinese Character) ("CSWA Cold Rolling Co., Ltd.")

CSWA Cold Rolling Co., Ltd. is a limited liability company established in the PRC on 28 March 2006. As the company was established in 2006, the factory premises are still under construction. It is located in Chongqing City and, upon completion of the construction, will be principally engaged in the fabrication of aluminum and aluminum alloy. The total aluminum fabrication capacity of CSWA Cold Rolling Co., Ltd. is expected to be 250,000 tonnes. CSWA Cold Rolling Co., Ltd. is wholly-owned by Chinalco. If the Company is successful in the bidding, the Company will be responsible for an amount equals to 37% (equivalent to approximately RMB474 million) of the total development cost of CSWA Cold Rolling Co., Ltd.

The following table sets out the unaudited net asset value of CSWA Cold Rolling Co., Ltd. as at 30 November 2007 and its audited net profit before and after taxation for the two financial years ended 31 December 2006 according to the PRC accounting standards.

Unaudited	Audited	Audited
net asset value	net profit	net profit
as at 30 November	before taxation (Note)	after taxation (Note)
2007	2005	2006	2005	2006
RMB	RMB	RMB	RMB	RMB
(millions)	(millions)	(millions)	(millions)	(millions)

50.00	N/A	N/A	N/A	N/A

Note:	CSWA Cold Rolling Co., Ltd. has not commenced any operation.

Chinalco Southwest Aluminum Co., Ltd (Chinese Character) ("Chinalco SW Aluminum")

Chinalco SW Aluminum is a limited liability company established in the PRC on 16 September 2004. It is located in Chongqing City and is principally engaged in metal fabrication. The annual aluminum fabrication capacity of Chinalco SW Aluminum is 350,000 tonnes. For the nine months ended 30 September 2007, the total volume of aluminum fabrication products produced by Chinalco SW Aluminum was approximately 142,500 tonnes. Chinalco SW Aluminum is owned as to 60% by Chinalco and 40% by Southwest Aluminum (Group) Company Limited, an independent third party not connected with the Company or any of its Directors.

The following table sets out the unaudited net asset value of Chinalco SW Aluminum as at 30 November 2007 and its audited net profit before and after taxation for the two financial years ended 31 December 2006 according to the PRC accounting standards.

Unaudited	Audited	Audited
net asset value	net profit	net profit
as at 30 November	before taxation	after taxation
2007	2005	2006	2005	2006
RMB	RMB	RMB	RMB	RMB
(millions)	(millions)	(millions)	(millions)	(millions)

695.13	7.29	50.09	7.29	50.09

Chinalco Henan Aluminum Company Limited (Chinese Character) ("Henan Aluminum")

Henan Aluminum is a limited liability company established in the PRC on 12 August 2005. It is located in Luoyang City, Henan province and is principally engaged in production and sales of aluminum and aluminum fabrication. The annual aluminum fabrication capacity of Henan Aluminum is 355,000 tonnes. For the nine months ended 30 September 2007, the total volume of aluminum fabrication products produced by Henan Aluminum was approximately 128,000 tonnes. Henan Aluminum is owned, directly and indirectly, as to 84.02% by Chinalco and as to 10.54% by Luoyang City Economic Investment Co., Ltd, 4.37% by Yichuan Power Group Controlling Company and 1.07% by Luoyang Xinan Power Group Co., Ltd., who are all independent third parties not connected with the Company or its Directors.

The following table sets out the unaudited net asset value of Henan Aluminum as at 30 November 2007 and its audited net loss/profit before and after taxation for the two financial years ended 31 December 2006 according to the PRC accounting standards.

Unaudited	Audited	Audited
net asset value	net loss/profit	net loss/profit
as at 30 November	before taxation	after taxation
2007	2005	2006	2005	2006
RMB	RMB	RMB	RMB	RMB
(millions)	(millions)	(millions)	(millions)	(millions)

785.27	(4.28)	3.96	(2.26)	9.10

Table showing the aluminum fabrication capacities of each of the aluminum fabrication plants of the Target Companies:

Aluminum Fabrication Plants	Production Capacity
(tonnes)

Huaxi Aluminum	16,000
Chinalco Ruimin	120,000
CSWA Cold Rolling Co., Ltd. (under construction)	250,000
Chinalco SW Aluminum	350,000
Henan Aluminum	355,000

The Primary Aluminum Plant

Lanzhou Liancheng Longxing Aluminum Company Limited (Chinese Character) ("Longxing Aluminum")

Longxing Aluminum is a limited liability company established in the PRC on 12 November 2007 upon the reorganization of Lanzhou Liancheng Aluminum Company Limited ("Liancheng Aluminum"). Upon the establishment of Longxing Aluminum, substantially all of the core assets of Liancheng Aluminum were transferred into Longxing Aluminum. Longxing Aluminum is located in Gansu province and is principally engaged in production and sales of primary aluminum ingots, aluminum products and carbon products. The annual primary aluminum production capacity of Longxing Aluminum is 232,000 tonnes of primary aluminum and 150,000 tonnes of carbon products. Longxing Aluminum is wholly-owned by Chinalco.

The following table sets out the audited net asset value of Longxing Aluminum as at 30 November 2007 and the audited net loss/profit before and after taxation of Liancheng Aluminum for the two financial years ended 31 December 2006 according to the PRC accounting standards.

Audited	Audited	Audited
net asset value	net loss/profit	net loss/profit
as at 30 November	before taxation	after taxation
2007	2005	2006	2005	2006
RMB	RMB	RMB	RMB	RMB
(millions)	(millions)	(millions)	(millions)	(millions)

1,708.06	(96.36)	318.23	(56.21)	235.40

Both Henan Aluminum and Longxing Aluminum were not at their optimum performance due to the reason that both entities were unable to gain access to the raw material at a lower cost. The Directors are of the view that the proposed Transfer would lead to improvement in the production chain of the Company and both Henan Aluminum and Longxing Aluminum would be able to strengthen their respective positions as a result of the Transfer.

Table showing the original purchase price of the Target Companies incurred by Chinalco:

Original purchase price
Aluminum fabrication plants	incurred by Chinalco

Huaxi Aluminum	RMB236 million

Chinalco Ruimin	RMB340 million

CSWA Cold Rolling Co., Ltd. (under construction)	NIL (Established by Chinalco)

Chinalco SW Aluminum	NIL (Co-established by Chinalco (60%) and Southwest Aluminum (Group) Co., Ltd (40% equity interest))

Henan Aluminum	NIL (Co-established by Chinalco (84.02%), Luoyang City Economic Investment Co., Ltd. (10.54%), Yichuan Power Group Controlling Company (4.37%) and Luoyang Xinan Power Group Co., Ltd (1.07%))

Primary Aluminum Plant

Longxing Aluminum	NIL (State owned enterprise and subsequently transferred to Chinalco at nil consideration)

The Target Companies

According to the PRC accounting standards, the combined total net asset value of the Target Companies was approximately RMB4,167 million as at 30 November 2007. The following table sets out the combined total net asset value of the Target Companies as at 30 November 2007, and the combined total net profits of the Target Companies before and after taxation for the two financial years ended 31 December 2006 according to the PRC accounting standards.

Combined
net asset	Combined	Combined
value as at	net profits	net profits
30 November 2007	before taxation (Note 2)	after taxation (Note 3 )
	(Note 1)	2005	2006	2005	2006
	RMB	RMB	RMB	RMB	RMB
	(millions)	(millions)	(millions)	(millions)	(millions)

Target Companies	4,167	(63.69)	415.41	(21.55)	337.10

Notes:

1.

The combined net asset value of the Target Companies was calculated based on the respective unaudited balance sheets of Huaxi Aluminum, Chinalco Ruimin, CSWA Cold Rolling Co., Ltd., Chinalco SW Aluminum and Henan Aluminum and the audited balance sheet of Longxing Aluminum as at 30 November 2007.

2.

The combined net profits before taxation of the Target Companies was calculated based on the respective audited accounts of Huaxi Aluminum, Chinalco Ruimin, Chinalco SW Aluminum, Henan Aluminum and audited accounts of Liancheng Aluminum (which was reorganized into Longxing Aluminum on 12 November 2007) for the 2 years ended 31 December 2006. CSWA Cold Rolling Co., Ltd. is currently under construction and no profit contribution from CSWA Cold Rolling Co., Ltd. has been included in the calculation of the combined net profits before taxation of the Target Companies.

3.

The combined net profits after taxation of the Target Companies was calculated based on the respective audited accounts of Huaxi Aluminum, Chinalco Ruimin, Chinalco SW Aluminum, Henan Aluminum and audited accounts of Liancheng Aluminum (which was subsequently reorganized into Longxing Aluminum on 12 November 2007) for the 2 years ended 31 December 2006. CSWA Cold Rolling Co., Ltd. is currently under construction and no profit contribution from CSWA Cold Rolling Co., Ltd. has been included in the calculation of the combined net profits after taxation of the Target Companies.

It is the intention of the Company to maintain the existing operations of the Target Companies after the Transfer.

The Company

The Company is the largest producer of alumina and primary aluminum in the PRC. The scope of business of the Company includes bauxite mining, alumina refining and primary aluminum smelting. Its principal products include alumina and primary aluminum.

Chinalco

Chinalco is a state-owned enterprise established in the PRC and is a substantial shareholder of the Company. The principal business activities of Chinalco mainly include aluminum fabrication, copper fabrication and manufacturing of aluminum.

REASONS FOR AND BENEFITS OF THE TRANSFER

The reasons and benefits of the Transfer are:

1.

Although alumina and primary aluminum accounted for a substantial portion of the production of the Company, the industry chain of the Company is not very complete. From the point of view of the aluminum industry, aluminum fabrication is an important high value added part in the production chain. As aluminum fabrication is only second to iron and steel in the fabrication industry, there is a big potential market for future development of aluminum fabrication in the PRC. The Directors believe that investment in aluminum fabrication meets with the development strategy of the Company.

2.

Acquisition of the Target Companies will improve the production chain of the Company and reduce the exposure of the Company to risks as well as laying the foundation for future development of the Company.

3.

Upon completion of the acquisition of the Target Equity Interests through the Proposed Transfer, the Company will have acquired most of the aluminum fabrication business of Chinalco and upon centralization of the management of the aluminum fabrication business under the Company, this will reduce the competition as well as connected transactions between the Company and Chinalco and is advantageous to the strategic integration of aluminum fabrication business into the Company.

4.	The acquisition will enable the Company to optimize the allocation of its raw materials, product position, waste recycle through centralized resources management.

5.

Acquisition of Longxing Aluminum will reduce the competition between the Company and Chinalco and further strengthen the primary aluminum production capacity of the Company. The acquisition of Longxing Aluminum will also help to develop the local economy of the region where Longxing Aluminum is located.

The Directors, including the independent non-executive Directors, are of the view that the Agreement and the transactions contemplated thereunder are on normal commercial terms and such terms are fair and reasonable and in the interests of the Shareholders as a whole.

IMPLICATION UNDER THE LISTING RULES

As some of the applicable percentage ratios for the Transfer exceed 5% but are less than 25%, and if the Company is successful in the bidding, the Transfer (if implemented) will constitute a discloseable transaction for the Company under the Hong Kong Listing Rules. As Chinalco is the controlling shareholder of the Company holding, directly and indirectly, approximately 41.78% of the issued share capital of the Company, the Transfer will also constitute a connected transaction for the Company under the Hong Kong Listing Rules and will be subject to the reporting and announcement requirements and approval of the Independent Shareholders at the EGM. The EGM will be convened for the Independent Shareholders to consider and, if appropriate, approve the bidding by the Company of the Target Equity Interests at China Beijing Equity Exchange and if the bidding is successful, the entering into of the Acquisition Agreement in respect of the Target Equity Interests between the Company and Chinalco. The proposed duration of the authorization is 12 months from the date of submission of the bidding application by the Company.

INDEPENDENT BOARD COMMITTEE

An Independent Board Committee comprising all the independent non-executive Directors of the Company will be established to advise the Independent Shareholders regarding the Transfer. An Independent Financial Advisor will be appointed to advise the Independent Board Committee and the Independent Shareholders regarding the Transfer.

Votes for all resolutions in the EGM shall be taken by way of poll. Chinalco, being the controlling shareholder of the Company is interested in the Transfer, and its associates will abstain from voting in respect of the resolution for approval of the Transfer at the EGM. Save for Chinalco and its associates, no Shareholder has any interest in the Transfer.

GENERAL

A circular containing, among other things, further details of the Transfer, the letter from the Independent Board Committee, the advice of the independent financial adviser to the Independent Board Committee and the Independent Shareholders and the notice of the EGM will be despatched to the shareholders of the Company as soon as practicable.

Note:	In this announcement, the exchange rate of RMB1.00 to HK$1.068 has been used for conversion into the relevant currency for indication only.

DEFINITIONS

In this announcement, the following words and expressions shall, unless the context otherwise requires, have the following respective meanings:

"Acquisition Agreement"

the equity transfer agreement to be entered into between the Company and Chinalco for the transfer of the Target Equity Interests as a whole from Chinalco to the Company, if the Company is successful in its bidding for the Target Equity Interests at China Beijing Equity Exchange

"Chinalco"	Aluminum Corporation of China, a state-owned enterprise established in the PRC and a substantial shareholder of the Company

"Company"	Aluminum Corporation of China Limited

"connected person"	shall have the meaning ascribed to it under the Listing Rules

"Directors"	the directors of the Company

"EGM"

the extraordinary general meeting of the Company to consider and if thought fit, approve the proposed bidding by the Company for the Target Equity Interests and if successful in the bidding, the signing of the agreement for the acquisition of the Target Equity Interests

"Group"	the Company and its subsidiaries

"HK$"	Hong Kong Dollars, the lawful currency in Hong Kong

"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

"Independent Board Committee"

means the independent board committee of the Board, comprising Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zhuoyuan for the purpose of advising the Independent Shareholders in respect of the transaction contemplated under the Acquisition Agreement

"Independent Shareholders"	the shareholders of the Company other than Chinalco and its associates

"PRC"	the People's Republic of China

"RMB"	Renminbi, the lawful currency of the PRC

"Shareholders"	means the holders of domestic shares and holders of H shares of the Company

"Target Companies"	collectively,

(1)	(Chinese Character) Huaxi Aluminum Company Limited (Huaxi Aluminum);

(2)	(Chinese Character) Chinalco Ruimin Co., Ltd. (Chinalco Ruimin);

(3)	(Chinese Character) Chinalco Southwest Aluminum Co., Ltd (Chinalco SW Aluminum);

(4)	(Chinese Character) Chinalco Southwest Aluminum Cold Rolling Company Limited (CSWA Cold Rolling Co., Ltd.);

(5)	(Chinese Character) (Henan Aluminum); and

(6)	(Chinese Character) Lanzhou Liancheng Longxing Aluminum Company Limited (Longxing Aluminum)

"Target Equity Interests"	collectively,

(1)	56.86% equity interest in Huaxi Aluminum;

(2)	75% equity interest in Chinalco Ruimin;

(3)	60% equity interest in Chinalco SW Aluminum;

(4)	100% equity interest in CSWA Cold Rolling Co., Ltd;

(5)	84.02% equity interest in Henan Aluminum; and

(6)	100% equity interest in Longxing Aluminum

"Transfer"	the transfer of the respective Target Equity Interests in the Target Companies from Chinalco to the Company

"%"	percent

By order of the Board of Directors of
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the People's Republic of China
17 March 2008

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zhuoyuan (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary